Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 12, 2023

Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act File No: 333-270997
Investment Company Act File No: 811-23859
Regan Total Return Income Fund

Dear Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on October 5, 2023, with respect to Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed on August 18, 2023 for the purpose of adding one new series to the Trust: Regan Total Return Income Fund (the “Fund”). The Fund is being registered in order to serve as the surviving fund in a “shell reorganization” with an identically-named series of Trust for Advised Portfolios, and will not commence a public offering until the completion of the reorganization. The reorganization is expected to occur on or about January 19, 2024.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as in the Amendment. Where comments relate to or involve language that is repeated or restated in the Fund’s prospectus or statement of additional information, the Trust will make corresponding and consistent changes as appropriate throughout each document.
Prospectus
Comment 1. Please delete the word “estimated” from footnote 1 to the Fees and Expenses of the Fund table, as the Other Expenses line item should show actual expenses of the Predecessor Fund.
Response: The Trust responds by making the requested revision.
Comment 2. Please revise the first sentence under Principal Investment Strategies of the Fund in the Summary Section to state that the Fund “...will invest at least 80% of its net assets in mortgage-backed securities” in place of current disclosure stating that the Fund “...aims to invest at least 80% of its net assets in mortgage-backed securities” (underline emphasis added).
Response: The Trust responds by making the requested revision.
Comment 3. Please add disclosure to the second paragraph under Principal Investment Strategies of the Fund in the Summary Section to specify any policy as to maturity of the Fund’s MBS investments.
Response: The Trust responds supplementally that there is no policy as to maturity of the Fund’s MBS investments to be disclosed.
Comment 4. With respect to the inclusion of CLOs, CEFs, other investment companies (including ETFs), and repurchase agreements in the discussion of the Fund’s principal investment strategies, please add disclosures related to the risks of such investments if they are principal investment strategies of the Fund, or if not, remove from the principal investment strategies.
Response: The Trust responds by confirming supplementally that CLOs, CEFs and other investment companies are not considered to be principal investment strategies. As such, related disclosures have been removed to the SAI as non-principal strategies of the Fund.
Comment 5. Please update the Interest Rate Risk disclosure to address the Federal Reserve’s more recent actions, including those taken to combat inflation. Please make corresponding changes to related disclosures throughout the prospectus.
Response: The Trust responds by making the requested revisions.
Comment 6. Please add management risk to the discussion of Principal Risks of Investing in the Fund in the Summary Section.
Response: The Trust responds by making the requested revision.
Comment 7. With respect to the statement that the Fund’s portfolio turnover will generally be 100% or greater, please consider whether this disclosure is accurate given that the Predecessor Fund’s portfolio turnover rate has not exceeded 100% for past periods.
Response: The Trust responds by revising the applicable disclosure to clarify the Adviser’s active management of the Fund’s portfolio may result in high portfolio turnover.
Comment 8. Please revise the U.S. Government Securities Risk disclosure in the Item 9 section of the Statutory Prospectus to update the discussion of the statutory debt limit and consider whether to address Fitch’s recent downgrade of the U.S.’s long-term credit rating.
Response: The Trust responds by making the requested revisions.
Comment 9. Please update the last sentence of the Management Risk disclosure in the Item 9 section of the Statutory Prospectus in light of the Adviser having served as the Adviser to the Predecessor Fund.
Response: The Trust responds by making the requested revision.
Comment 10. Please consider revising disclosure under Securities Market Risk in the Item 9 section to include a discussion of risks related to the Fund’s underlying assets, as the Fund invests primarily in MBS and ABS and the current disclosure is focused on corporate issuers.
Response: The Trust responds by making the requested revisions.
Comment 11. Please clarify disclosure relating to the discussion of the Board’s approval of the investment advisory agreement under the section entitled Management of the Fund to confirm the date of the semi-annual report in which the discussion will appear.
Response: The Trust responds by revising the applicable disclosure to refer to the Fund’s semi-annual report for the period ending March 31, 2024.
Comment 12. Please revise disclosure under the sub-heading entitled “Portfolio Managers”to include a brief discussion of each Portfolio Manager’s role and to include the statement regarding availability of additional information about the Portfolio Managers in the SAI, as required by to Item 10(a)(2) of Form N-1A.
Response: The Trust responds by making the requested revisions.
Comment 13. In the section entitled “Financial Highlights” please identify the prior auditor, as the disclosure applies to historical financial statements, and provide a consent of each auditor as an exhibit to the registration statement.
Response: The Trust responds by making the requested revision and by undertaking to file a consent for each auditor as an exhibit to the registration statement.
Comment 14. Please revise the back cover page to include all disclosures required by Item 1(b)(1) of Form N-1A.

Response: The Trust responds by making the requested revisions.
Statement of Additional Information
Comment 15. Please revise the penultimate sentence of the disclosure under the Diversification sub-heading in the Investment Policies section to clarify that, with respect to the remaining 25% of its total assets, the Fund can invest more than 10% of the outstanding voting securities of one issuer.
Response: The Trust responds by making the requested revision.
Comment 16. Please revise the second sentence under the Percentage Limitations sub-heading in the Investment Policies section to replace “illiquid securities” with “illiquid investments.”
Response: The Trust responds by making the requested revision.
Comment 17. The Staff notes that the discussion of High Yield Securities within the Fixed Income Securities disclosure states that the Fund may invest in debt securities that may be in default. Please update applicable risk disclosures in the Prospectus to address this possibility.
Response: The Trust responds by making the requested revision.
Comment 18. With respect to the second to last sentence under the disclosure related to TBA Purchase Commitments, it is unclear whether the disclosure is intended to reference to prior rules with respect to segregation of assets as cover, or to address contract obligations with respect to these transactions. If the reference is intended to address prior rules that are no longer in place, please remove or revise accordingly.
Response: The Trust responds by removing the reference to segregation of assets from the applicable disclosure.
Comment 19. Please revise the disclosure in the second paragraph in the disclosure related to Adjustable Rate Mortgage Loans due to the discontinuation of LIBOR rates.
Response: The Trust responds by making the requested revisions.
Comment 20. Please remove the reference to asset segregation requirements from the narrative discussion related to fundamental investment policy (5) in the disclosures that follow the list of the Fund’s fundamental investment restrictions, in light of Rule 18f-4 under the 1940 Act.
Response: The Trust responds by making the requested revision.
Comment 21. Please revise the second sentence of the narrative discussion related to fundamental investment policy (8) in the disclosures that follow the list of the Fund’s fundamental investment restrictions to replace the statement that the “SEC staff has taken the position...” with the “SEC has stated...”
Response: The Trust responds by making the requested revision.
Comment 22. The Staff notes there is a reference to a sub-adviser in the discussion of the Board’s Leadership Structure in the section of the SAI entitled “Trustees and Executive Officers.” Please supplementally advise if the Fund has a sub-adviser.
Response: The Trust responds by stating supplementally that the Fund does not have a sub-adviser, and confirms the applicable disclosure has been deleted.
Comment 23. With respect to the description of the committees of the Board of Trustees, please identify the chair of the nominating committee.
Response: The Trust responds by making the requested revision.
Comment 24. Please update the control persons and principal holders information for the Predecessor Fund in the SAI as of a date no more than 30 days prior to the filing date of the amended registration statement.
Response: The Trust responds by making the requested revision.

Comment 25. Please reconcile the disclosure related to expenses excluded from the Expense Cap under “The Funds’ Investment Adviser” in the SAI with the disclosure of excluded expenses in the footnotes to the Fees and Expenses of the Funds tables in the Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 26. Please supplementally provide or file the exhibits that remain to be filed by amendment. Please file the actual exhibits rather than forms of.
Response: The Trust responds by filing all required exhibits by amendment.
If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios